

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2018

William Burke
Chief Financial Officer
Acushnet Holdings Corp.
333 Bridge Street
Fairhaven, Massachusetts 02719

      Re: Acushnet Holdings Corp.
          Form 10-K for the Year Ended December 31, 2017
          Filed March 7, 2018
          File No. 001-37935

Dear Mr. Burke:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Division of Corporation Finance
                                       Office of Transportation and Leisure